Exhibit 99.4(b)(1)

POLICY NUMBER: [VF99999990]

POLICY SPECIFICATIONS

ENHANCED CASH VALUE RIDER

Enhanced Surrender Amount – The Enhanced Surrender Amount is equal to a × (b - c - d), where:

a.       is the Guaranteed Enhancement Factor* for the current Policy Year shown below;

b.      is the total of all Premiums paid;

c.       is the total of all Withdrawals taken; and

d.      is any distribution that is made in order to maintain tax qualification under Code Section 7702 or to maintain the policy as a non-MEC under Code Section 7702A, each as described in your Policy.

Policy Year	Guaranteed Enhancement Factor
[1]	[0.010]%
[2+]	[0.000]%

*We may use a higher Enhancement Factor than the Guaranteed Enhancement Factor; and such Enhancement Factor may be determined, in part, by the presence and Face Amount of a Coverage Layer under a Policy and any optional rider(s).  Any higher Enhancement Factor will apply uniformly to all members of the same class.

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